Exhibit 99.2

 Earnings Presentation   First Quarter 2026

 Legal disclaimer  This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects` the timing of construction of any project; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; health-related pandemics or outbreaks, including the COVID‑19 pandemic; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; our ability to obtain tax benefits and credits in the U.S. or other jurisdictions; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of Adjusted EBITDA to Net Income, its most directly comparable IFRS financial measure, is contained in the tables at the end of this presentation. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

 1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 3FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Strong financial results with 54% growth in Revenue and Income1 and 58% growth in Adjusted EBITDA2 (excluding the sale of the Sunlight cluster). 2026 guidance reaffirmed.   Enlight’s diversification strategy again demonstrated its resilience amid geopolitical instability during the quarter, underscoring the strength of the renewable energy sector relative to other energy sources.  2026 remains on track with the Company’s expectations, with approximately 4 FGW3 of projects under construction today and an expected ramp-up to around 7 FGW by year-end.  Project portfolio grew by approximately 3.2 FGW sequentially, to a total of 41.2 FGW, supporting growth beyond 2028.  Continued expansion into additional European countries and U.S. regions, alongside the deployment of additional technology use cases in Israel (high-voltage storage, Agrivoltaics).  Completion of fundraising and financial closings totaling approximately $740 million.  Strong start to 2026

 Financial Results – Growth Momentum Continues

 1Q26 vs 1Q25, $m  Revenues & income  Adjusted   EBITDA1  Net profit  Cash flow from operations2  54%  17%  1Q 26  1Q 25  1Q 26  1Q 25  1Q 26  1Q 25  1Q 26  1Q 25  63%  58%  Sale of the Sunlight cluster contributed $81m  Sale of the Sunlight cluster in contributed $42m in 2025 and $12m in 2026  76% excluding Sunlight  sunlight  21  sunlight  89  58% excluding Sunlight  sunlight  142  Growth momentum continues: over 50% growth  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Interest payments and receipts are classified as cash flows from financing and investing activities, respectively, rather than as cash flows from operating activities. Adjustments were made for the years 2023–2025 following a change in accounting policy; for further details, see Appendix 4 in the Earning release

Enlight and the sector demonstrated resilience amid geopolitical instability

While traditional fuels and electricity prices showed volatility in the face of geopolitical crises…

Crude oil
(EUR/Bbl)



Closure of the Strait of Hormuz
120
100
80
60
40
Jan
Feb
Mar
Apr

Natural gas
(EUR/MMBtu)



8
6
4
2
Jan
Feb
Mar
Apr

Electricity forward prices
EUR/MWh, Spain



80
60
40
20
Q4
Q3
Q2
Jan
Feb
Mar
Apr

Diversification strategy enabled business continuity and opportunity capture

Enlight's same - property generation by geography, GWh



Europe
MENA
USA
720
348
204
878
390
214
Q1 2025
Q1 2026

Vast business activity during Q1

Portfolio increased by **3.2 FGW**	Financial closings and fundraising **~$740mn**	Projects under construction **4 FGW**

Source: ICE, EIA, ECB

6

 39%  CAGR  40%  CAGR  Adjusted EBITDA2 ($m)  Revenue & Income1 ($m)  1Revenues and income include revenues from the sale of electricity and income tax benefits in the U.S. ($160-180 million in 2026); 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  2026 guidance reaffirmed

 Significant milestones achieved

 Additional 0.5 FGW1 started construction during the past three months (CO Bar 3)  Additional 3 FGW expected to start construction during 2026  More than 90% of the mature portfolio expected to be operating or under construction by end of 2026  Full commissioning of our mature portfolio advances Enlight towards ARR of more than $2.1 billion by end of 2028  11.6  Mature portfolio  Under construction  To begin construction in the NTM  7.7  By status – operating and mature  Mature portfolio2026 Q1  Operating portfolio  Under and pre-construction  4.0  1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  3.7  4.0  Construction momentum towards 11 FGW operational or under construction during 2026

 Enlight’s response: a global storage portfolio of approximately 69 GWh, of which about 17.9 GWh in the mature portfolio  Storage portfolio of ~14 GWh of which 4.9 GWh in the mature portfolio  Advanced negotiations to expand in Romania and Finland  Europe  Storage portfolio of ~44 GWh of which 9.5 GWh in the mature portfolio  U.S  A market leader with storage portfolio of ~11 GWh of which 3.5 GWh in the mature portfolio  Israel  A significant gap is expected in the energy sector… by 2034, global investment of $1.2 trillion and deployment of 1.4 TW of storage capacity will be required to support the buildout of more than 5.9 TW of renewable energy”  Wood Mackenzie, 2025  Countries with a higher share of renewables offer higher margins for storage providers… by 2030, battery storage owners in Europe could achieve gross profits of €40–100k per MW per year”  McKinsey & Co., 2026  Executing energy storage strategy across all markets of operations; expansion into additional markets in Europe

 Energy  Security  Agriculture  Wheat  Excellent results across the different growing cycles: between 87% and 98% agricultural yield (subject to crop) compared with a control plot, versus a regulatory target of 75%  Enlight’s Agrivoltaics portfolio: 3 FGW with 70 projects in different stages  Leadership in field-crops, while establishing the enabling regulatory and planning framework  Q1 2026: obtaining the National Infrastructure Committee’s accreditation to prepare national infrastructure plans for Agrivoltaics projects  Sweet potato  Enlight’s Applicationsin Israel  PV  FPV  Agrivoltaics   BESS  Wind  Four growing cycles of five field crops: wheat, barley, triticale, sweet potato, and potato (a sixth crop, lettuce, in June ’26)  In Israel, establishing a competitive advantage through various applications, enabling dual use and maximizing utilization of land resource

 PV  FPV  Agrivoltaics   BESS  Wind  During Q1 2026:   The Naot Smadar energy storage facility of 675 MWh was approved by the district planning committee.   One of Two mega-projects in pre-construction, with a total capacity of ~1.35 GWh, that were awarded under an Electricity Authority tender (Ohad and Neot Smadar).  Bilateral framework connection surveys received for ~1 GWh of high-voltage storage capacity.  In development:  Addition of high-voltage energy storage in 3 agrivoltaics projects with a total capacity of 620 MWh.  Enlight has expertise and vast experience in constructing and operating large high-voltage facilities in Israel and worldwide  450 MW of operating high-voltage projects in Israel, in wind and solar technologies, generating over $100 million in annual revenues  Enlight is one of few private developers in Israel with proven expertise in the construction and operation of high-voltage lines. The company established and operates the longest underground high-voltage line in Israel  Enlight’s applications in Israel  Is also reflected in developing large scale high voltage energy storage facilities  Leveraging Enlight’s competitive advantage to lead the Israeli high voltage market

 Operational   FGW1 3.9   In construction FGW 4.0   Pre-construction  FGW 3.7   Advanced   FGW 7.3   Development  FGW 22.3   Total portfolio  FGW 41.2  FGW = GW + GWh / 3.5  Portfolio growth of 8% in Q1, to a total of 41.2 FGW  11.6 FGW  Components of the Mature Portfolio  1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs.

 Development     Under construction  473 FMW  21 FMW  92 FMW  876FMW  189 FMW  229 FMW  Operational  Portfolio advancement in the quarter across multiple geographies and development stages  Start of 1Q26  In addition, over 100 MW IT Data center in Ashalim is not included in the portfolio  Pre-construction  Advanced development

Portfolio advancement in the quarter across multiple geographies and development stages enlight

Today



Operational 3.9 FGW[1]
473 FMW
Under const. 4.0 FGW
Commence operations in 2026-28
21 FMW
Pre-const. 3.7 FGW
Begins construction in the next 12 months
92 FMW
Advanced development 7.3 FGW
Begins construction in the next 13-24 months
876 FMW
229 FMW
189 FMW
305 FMW
114 FMW
320 FMW
3,471 FMW
Development 22.3 FGW

$750-770m
Revenues & income

~$770m
Revenues & income

~$540m
Revenues & income

11.6 FGW
Components of the Mature Portfolio with ~$2.1 billion Expected revenues & income

In addition, over 100 MW IT Data center in Ashalim is not included in the portfolio

[1]FGW (Factored GW) is the company's consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

15

 1Securing Safe Harbor status and grid interconnection agreement do not guarantee the project's completion. Actual project completion is subject to meeting development milestones and market conditions  ~20 FGW of U.S. capacity with high likelihood to achieve grid interconnection, 15-17 FGW are expected to secure Safe Harbor by June 2026  13.2 FGW   Safe Harbored  ~2-4 FGW  Potential Safe Harbor additions by June 2026  Portfolio category  Capacity (FGW)  % Completed System Impact Study1   % Secured Safe Harbor1  Additional capacity expected to secure Safe Harbor by June 2026  Operating  1.6  100%  100%  -   Under construction  3.4  100%  100%  -  Pre-construction  1.5  100%  100%  -   Advanced development  5.3  96%  77%  23%  Development  15.6  53%  17%  5-18%  Total U.S. portfolio  27.5  19.9 FGW   System Impact Study completed  2 FGW completed during the quarter

 Business Plan: 3X growth in 3 years, reaching a revenue run-rate of over $2.1 billion1 by end-2028  1Based on 2026 guidance added to revenues & income (sale of electricity, tax benefits) of projects in the under construction and pre-construction portions of the Mature portfolio, and advanced development projects with an expected COD in 2028

 Additional details in the appendix  Declining weighted average cost of capital  Rising electricity prices  Demand for electricity is soaring, driven by growth in data centers and AI  Attractive equipment costs (panels and batteries)  Regulatory clarity in the U.S.  M&A opportunities:  Buyers’ market  The business environment supports continued growth with high returns

ARR[1] expected to exceed $2.1bn by year-end 2028, with rising share of project ownership

Mature portfolio ARR expectations accounting for over 90% of the 2028 plan

Annual recurring revenues & income run rate roadmap[1,3,4] ($bn)



Weighted average of Enlight's share of revenues and income
41% CAGR
0.6
0.8
0.95
1.4
2.1-2.3
Mature portfolio: $2.1bn
77%
86%
87%
91%
91%
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28

Global operating capacity roadmap[2,3] (FGW)



42% CAGR
3.0
3.9
5.1
7.3
12-13
Mature portfolio: 11.6 FGW
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28

[1]Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown; [2]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; [3]The expected growth in 2028 encompasses the Company's operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; [4]The company's revenues from tax benefits are estimated at approximately 22-26% of the total revenue run rate for December 2026, and approximately 30-31% of the total revenues & income run rate for December 2027 and December 2028.

19

Sustaining 3X growth rate every three years with ROE above 18%

- Average historic return on operating assets (3.9 FGW) **above 15%**
- Under construction and pre-construction projects (7.7 FGW) **maintain** high returns:

~$700m	First year expected EBITDA[1]	=	**~13% Unlevered** project returns
~$5,200m	Expected net Capex[2]		

After leverage

Reflects a return on equity of above **18%**

[1]Projected results do not include tax benefits; [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. The PTC value is estimated based on the project's expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD. In assessing the value of the ITC, a step-up adjustment has been made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the value and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

20

 Appendix

 Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Component   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Note: Portfolio information as of May 5, 2026 (“the Approval Date”); Projects that are not consolidated in our financial statements are reflected at their proportional share   Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  0-12 months  until start of construction   13-24 months   until start of construction  2,937  6,444  912  9,614   2,595  39,004  12,087  68,986  17,896  4,872  11,171  3,869  21,484  3,410  +  +  +  +  +  +  +  41.2  FGW  11.6  FGW  Portfolio Snapshot – 41.2 FGW within Total Portfolio

 Project Atrisco (1,200 MWh), New Mexico, U.S.  Mature portfolio1 storage capacity growth of 6.5x in 3 years, representing 48% of the mature Portfolio expected revenues  1Q26  Additions:  Q1 2026  Adv. dev.  Q1 2026 Dev.  Q1 2026 Total storage capacity portfolio  39.0  12.1  69.0  +187 MWh  86%  CAGR   $950-1,000M  annual rev. & income2 run rate  150+   MWh  1Operating, under construction, and pre-construction projects. 2Revenues and income includes revenues from the sale of electricity and income from tax benefits.  24  Battery storage portfolio (GWh)  Energy storage portfolio grew by 8 GWh   during the quarter

 Advantages of “Connect & Expand”  Shortening time to COD  utilizing existing infrastructure saves construction costs  utilizing existing interconnect reduces development risks  Adding energy storage to existing projects  EU+MENA  1.1 GW + 6.9 GWh  3.1 FGW  USA  0.3 GW + 1.6 GWh  0.7 FGW  Rapid growth with high returns  3.8 FGW of expansions at existing projects planned for construction in 2025-2027  Strategy focus: Identifying and acquiring significant grid interconnections, leveraging them to build additional projects on the same site, while maximizing returns  “Connect & Expand” strategy maximizes interconnection potential and returns

 AI applications as the main growth driver – 3.5X by 2030  Global growth in data center1  Global data center capacity growth  GW  1CBRE, McKinsey & Company, Data Center Demand Model (2025 projection); 2McKinsey & Company  Rising U.S. data center power demand2  The U.S. data center’s electricity consumption is expected to triple, reaching approximately 12% of total electricity used by 2030.  Data centers represent up to 40% of the total increase in U.S. electricity demand by 2030  US data center energy consumption  TWh  Share of total U.S. power demand  3.7%  11.7%  Growing data center capacity drives demand for electricity

Demand for electricity is rising globally

Soaring global demand for power[1]



Global electricity demand
TWh
40,000
35,000
30,000
25,000
20,000
15,000
10,000
3.1%
CAGR
Net zero emissions scenario
2000
2005
2010
2015
2020
2025E
2030E

- ✓ The rate of growth of electricity demand has risen in recent years.
- ✓ Electricity's share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios

Electricity's share of total energy consumption is steadily increasing

Increasing demand for electricity in the U.S.[2]



U.S. Electricity Generation
TWh
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Increased use of home electrical appliances
Improved energy efficiency
Demand from electrification, onshoring of industry, data centers & AI
1960
1970
1980
1990
2000
2010
2020
2030E
2040E

- ✓ Among the factors driving growth: increased industrial activity in the U.S.; surge in data center buildout; the growing use of advanced AI models.

Data centers and AI drive the growth in electricity generation

[1]Ember, IEA; [2]U.S. Energy Information Administration, S&P Global

27

 Source: Energy Storage System Cost Survey 2024 – Bloomberg NEF 4-hour Energy Storage System.  BOS - Includes electrical infrastructure, containers, thermal management system, fire suppression devices, battery operation monitoring system and sensors.  Unprecedented declines in equipment input costs  Forecast for global energy storage equipment prices  2020  2035E  2025E  2030E  $ per kilowatt-hour, (real 2025)  Major historic declines in the solar panel and battery costs

 1Wood Mackinze April 2025 ; 2By selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC – Arizona; 3 LEVELTEN Energy 3Q 2025 PPA Price Index NA  PPA pricing in the U.S.3  A shortage of projects leads to rising prices  Solar   +108%1Q21 – 1Q26  LCOE - Levelized Cost of Electricity1  Attractive renewables production costs in the U.S.  $ / MWh   2Regional solar and storage LCOE  Enlight’s main market in the U.S.  Solar energy and storage offer the cheapest solution  Increasing spreads between equipment costs and electricity prices

US: Co-Bar 3 Commencement of construction. Enhancing overall complex returns

CO Bar Complex – a five-phase flagship project

Location	Coconino, Arizona, USA
Capacity	1,211 MW + 4,000 MWh
COD date	H2 2027 - H1 2028
PPA duration and Counterparty	years, BUSBAR PPA 20 with SRP & APS
Net Capex[1] / First Year Revenues / EBITDA	$1,440-1,512m / $254-267m / $205-216m
Unlevered Return[1]	**~13.8-14.3%**

Coconino Arizona


CO Bar Complex

Significant progress in the last quarter

- Construction commencement for Phase 3 in the complex, with a capacity of 473 FMW, joining Phases 1 & 2, reaching total of 1.4 FGW under construction.
- In Phases 4 and 5, currently in "pre-construction" status and totaling 907 FMW, improvement of the procurement agreement with a leading supplier, and expectations to receive Domestic Content Adder that improves the project's anticipated yield.
- The complex demonstrates the implementation of the Connect and expand strategy – follow-on projects are at a lower risk and significantly enhance total returns.

[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA: 40% for CO Bar 1 through 3 (including a 10% Energy Community bonus), and 50% for CO Bar 4 & 5 (including 20% bonuses for Energy Community (10%) and Domestic Content (10%)), ; [2]Enlight's classification of projects in its pipeline is based on internal parameters. In practice, Phases 1 through 3 have moved to construction with workforce mobilization ("Mobilization"). Phases 4 & 5 have commenced certain construction activities, and full mobilization is expected within the next 12 months.

30

* Profit from revaluation linked to partial sale of asset  ($ thousands)  For the three months ended     March 31, 2026     March 31, 2025  Net Income (loss)  37,808     101,803  Depreciation and amortization  50,722     33,789  Share based compensation  5,101     1,710  Finance income   (8,996)     (6,695)  Finance expenses  44,183     30,203  Gains from projects disposals (*)  11,902     (54,973)  Share of losses of equity accounted investees  993     1,227  Taxes on income  12,278     24,651  Adjusted EBITDA  153,991     131,715  Reconciliation between Net Income to Adjusted EBITDA